SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number  0-24363
                                                                      ----------
                             Cusip Number 460615107

                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  June 30, 2002
                           -----------------

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant       Interplay Entertainment
                         -------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (Street and number)

                              16815 Von Karman Avenue
--------------------------------------------------------------------------------


City, state and zip code      Irvine, California 92606
                         -------------------------------------------------------



                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Registrant's Form 10-Q, for the quarter ended June 30, 2002, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by registrant within such time period without unreasonable effort or expense.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Jeff Gonzalez                     (949)         553-6655
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       Interplay Entertainment Corp.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   8/15/2002                By  /s/ Jeff Gonzalez
    -------------------            ---------------------------------------------
                                    Name:  Jeff Gonzalez
                                    Title: Chief Financial Officer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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


                        Explanation of Item 3 of Part IV

     The Registrant anticipates that the earnings statements to be included in the Registrant's Form 10-Q for the quarter ended June 30, 2002 will reflect a significant change in results of operations from the corresponding period for the prior fiscal year for the reasons set forth in the Registrant's press release, dated August 14, 2002, a copy of which is attached to this Form 12b-25 and incorporated herein by reference.


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


Press Release

Interplay Announces Second Quarter 2002 Earnings And Forms a Special Committee of the Board to Explore Strategic Options

IRVINE, Calif., Aug. 14 /PRNewswire-FirstCall/ -- Interplay Entertainment Corp. (Nasdaq: IPLY) reported operating results for the second quarter of 2002.

For the second quarter ended June 30, 2002, the Company reported net income of $20.9 million, or $.22 per diluted share, compared to a net loss of $12.4 million, or ($.34) per share, in the same period last year. The net income reported in the second quarter of 2002 was primarily the result of the recording of a $28.8 million gain on the sale of Shiny Entertainment. Net revenues for the second quarter 2002 were $11.8 million versus $14.8 million in the same period a year ago, a decrease of 20 percent. Gross profit margin for the second quarter 2002 was 10 percent, compared to 26 percent in the second quarter of 2001. Finally, operating losses decreased 38 percent from prior year to $7.1 million from $11.4 million reported in the second quarter 2002 and 2001, respectively.

For the six-month period ended June 30, 2002, the Company reported net income of $22.4 million, or $.30 per diluted share, compared to a net loss of $20.8 million, or ($.64) per share, in the same period last year. Net revenues for the six-month period ended June 30, 2002 were $27.4 million versus $32.1 million in the same period a year ago, a decrease of 15 percent. Gross profit margin for the 2002 six-month period was 45 percent, compared to 33 percent in the same period last year.

Net revenues by platform for the second quarter of 2002 were 22 percent PC, 61 percent console, and 17 percent OEM, royalties and licensing. On a geographic basis, North America accounted for 66 percent of total net revenues, International represented 17 percent, and OEM, royalty and licensing accounted for 17 percent.

Lower net revenues in both the second quarter and six-month period of 2002 as compared to the same periods in 2001 were a result of the relative number of new releases in each of the periods. Last year, the Company released 4 new titles in the second quarter and 7 new titles year-to-date, while this year the Company released only one new title in the second quarter and one new title year-to-date. The decrease in net revenue due to the release of fewer titles was partially offset by an increase in net revenue from the sale of licensing and publishing rights of $0.2 million and $8.1 million for the second quarter and six-month period, respectively. A key component of management's plan is continued focus on product planning and the release of fewer and higher quality titles such as Hunter: The Reckoning, which was the #1 best-selling new U.S. game for the Microsoft Xbox video game system in May 2002, according to NPDFunworld. The company will release the highly anticipated Icewind Dale II for PC in early September.

The decrease in gross profit margin for the quarter is reflective of the overall decrease in sales along with the 575 percent increase in console net revenues, which typically have a much higher cost of goods than PC net revenues. This decrease was partially offset by a 35 percent growth in OEM, royalties, and licensing revenues compared to the same quarter last year.


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


The increase in gross profit margin for the six-month period was mainly the result of a 306 percent growth in OEM, royalties, and licensing over the same period last year, which was primarily due to the recording of net revenue of $5.6 million and related cost of sales of $0.6 million from the sale of publishing rights, and net revenues of $3.2 million related to the sales of certain licensing rights.

Total operating expenses, as a result of both management's continued efforts to reduce expenditures and the sale of the Company's subsidiary, Shiny Entertainment, Inc. in April, were down 45 percent for the second quarter 2002 versus the second quarter in 2001 and were down 40 percent for the six-month period ended June 30, 2002 as compared to the same period last year.

The Company also announced that it will submit to its stockholders for approval at its September 17 Annual Meeting of Stockholders, a proposal to provide for a 1-for-10 shares reverse stock split in an effort to, among other things, increase the company's per share price to comply with NASDAQ's $1 minimum share price requirement.

Commenting on the earnings announcement, Interplay President, Chief Executive Officer, and Director Herve Caen said, "This quarter we met and exceeded another series of milestones in our turnaround plan. The sale of Shiny Entertainment to improve our balance sheet, better execution of fewer, better titles, and tighter cost controls are all key components of Interplay's resurgence. The success of
Hunter: The Reckoning, our only new product released in the second quarter, has helped cement our position as a leading developer and publisher of adventure and role-playing games."

Caen continued, "Looking ahead, we are hopeful that the upcoming release of Icewind Dale II in a still robust interactive entertainment market will accelerate our momentum. We are focused on a return to long-term profitability."

The Company today announced it has signed a new, three-year North American retail distribution agreement continuing its strong relationship with its current North American distributor. The Companies will soon issue a joint press release providing more details of the agreement.

Formation  of Special  Committee of the Board

Interplay also announced today that its Board of Directors has approved and commenced the process to form a Special Committee comprised solely of directors that are independent from its controlling stockholder, Titus Interactive S.A. The Board of Directors determined that recent market conditions in the interactive entertainment industry, the strength of the Company's intellectual property assets and the impact of issues presently facing the company make this an opportune time to consider strategic alternatives. In light of this, the mandate of the Special Committee is to review and evaluate the Company's strategic options, including raising capital through a sale of debt or equity securities and/or a sale of the Company.

About Interplay Entertainment Corp.

Interplay Entertainment is a leading developer, publisher and distributor of interactive entertainment software for both core gamers and the mass market. Interplay develops games for personal computers as well as next generation video game consoles, many of which have garnered industry accolades and awards. Interplay releases products through Interplay, Digital Mayhem, Black Isle Studios, its distribution partners, and its wholly owned subsidiary Interplay OEM Inc.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release except for historical information are forward-looking statements that are based on current expectations and involve risks and uncertainties. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. The risks and uncertainties inherent in such statements may cause actual future events or results to differ materially and adversely from those described in the forward-looking statements. Examples of such forward-looking statements include, among other things, (i) the company's position as a leading developer and publisher of adventure and role-playing games, (ii) the success of Icewind Dale II, and (iii) the company's return to profitability. Important factors that may cause actual future events or results to differ materially and adversely from those described in the forward-looking statements include (a) the success of company's future adventure and role playing games, (b) consumer reaction to the company's Icewind Dale II video game, (c) the company's ability to consistently release profitable products and its ability to control costs, and (d) other factors discussed in the company's filings from time to time with the Securities and Exchange Commission, including but not limited to the company's annual report on Form 10-K for the fiscal year ended December 31, 2001 and the company's subsequent quarterly filings on Form 10-Q. The company disclaims any obligation to revise or update any forward-looking statements that may be made from time to time by it or on its behalf.


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


                          INTERPLAY ENTERTAINMENT CORP.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                 Three Months Ended       Six Months Ended
                                      June 30,                June 30,
                                    (Unaudited)             (Unaudited)
                                    2002        2001        2002        2001
                             (Dollars in thousands, except per share amounts)

    Net revenues                  $11,842     $14,802     $27,365     $32,115
    Cost of goods sold             10,602      10,993      15,079      21,478
         Gross profit               1,240       3,809      12,286      10,637
    Operating expenses
         Marketing and sales        2,688       5,825       4,482      12,511
         General and
          administrative            1,819       4,097       4,825       6,583
         Product development        3,848       5,332       8,563      10,649
            Total operating
             expenses               8,355      15,254      17,870      29,743
    Operating income (loss)        (7,115)    (11,445)     (5,584)    (19,106)
    Other expenses                   (873)       (953)       (909)     (1,720)
    Sale of Shiny                  28,781         -        28,781         -
    Income (loss) before
     income taxes                  20,793     (12,398)     22,288     (20,826)
    Benefit for income taxes           75         -            75         -
    Net income (loss)             $20,868    $(12,398)    $22,363    $(20,826)

    Cumulative dividend on
     participating preferred
      stock                          $-          $300        $133        $600
    Accretion of warrants on
     preferred stock                 $-           $67        $-          $266
    Net income (loss)
     attributable to common
      stockholders                $20,868    $(12,765)    $22,230    $(21,692)
    Net income (loss) per
     common share:
    Basic                           $0.22      $(0.34)      $0.30      $(0.64)
    Diluted                         $0.22      $(0.34)       0.30       (0.64)
    Weighted average number of
     common shares
      outstanding:
    Basic                      93,095,406  37,483,443  73,873,289  33,838,756
    Diluted                    93,095,406  37,483,443  73,873,289  33,838,756


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


                          INTERPLAY ENTERTAINMENT CORP.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                               June 30,           December 31,
                                                 2002                  2001
                 ASSETS                       (Unaudited)
    Current Assets                                  (Dollars in thousands)
       Cash                                       $157                   $119
       Trade receivables, net                   14,935                  9,487
       Inventories                               3,679                  3,978
       Prepaid licenses and royalties            5,477                 10,341
       Note receivable                           5,682                    -
       Other current assets                        546                  1,162
           Total Current Assets                 30,476                 25,087
    Property and Equipment, net                  3,736                  5,038
    Other assets                                   -                      981
    TOTAL ASSETS                               $34,212                $31,106

            LIABILITIES AND STOCKHOLDERS'
             EQUITY (DEFICIT)
    Current Liabilities
       Current debt                             $2,020                 $4,794
       Accounts payable                         26,138                 20,816
       Accrued expenses                         12,965                 33,646
          Total Current Liabilities             41,123                 59,256
    Commitments and Contingencies
    Stockholders' Equity (Deficit)
       Series A preferred stock                    -                   11,753
       Common stock                                 93                     45
       Paid-in-capital                         121,432                110,701
       Accumulated deficit                    (128,578)              (150,807)
       Accumulated other comprehensive
        income                                     142                    158
          Total Stockholders' Equity
           (Deficit)                            (6,911)               (28,150)
    TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY (DEFICIT)            $34,212                $31,106

SOURCE: Interplay Entertainment Corp.


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